UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-22354
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Martek Biosciences Corporation 401(k) Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045

Martek Biosciences Corporation 401(k) Retirement Savings Plan
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Board of Trustees
Martek Biosciences Corporation
    401(k) Retirement Savings Plan
Columbia, Maryland
We have audited the accompanying statements of net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Clifton Gunderson LLP
Baltimore, Maryland
June 24, 2009

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

INVESTMENTS
Participant directed investments	$15,957,696	$19,274,680

RECEIVABLES
Employer	930,873	842,973
Participants	5,000	76,696

Total receivables	935,873	919,669

TOTAL ASSETS	16,893,569	20,194,349

LIABILITIES

REFUNDS OF EXCESS CONTRIBUTIONS	9,821	3,696

NET ASSETS AVAILABLE FOR BENEFITS	$16,883,748	$20,190,653

The accompanying notes are an integral part of the financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2008 and 2007

	2008	2007
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:

CONTRIBUTIONS:
Participants	$2,728,405	$2,435,469
Employer	930,873	842,973
Rollovers	119,766	657,294

Total contributions	3,779,044	3,935,736

INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	(6,629,781)	(314,380)
Interest on participant loans	31,193	23,261
Dividends	483,382	1,382,698

Total investment income (loss)	(6,115,206)	1,091,579

Benefits paid to participants	(961,634)	(1,036,085)
Refunds of excess contributions	(9,105)	(3,696)
Fees	(4)	(20)

NET (DECREASE) INCREASE	(3,306,905)	3,987,514

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,190,653	16,203,139

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$16,883,748	$20,190,653

The accompanying notes are an integral part of the financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 – DESCRIPTION OF THE PLAN
The following description of the Martek Biosciences Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all employees of the Company who are age 21 or older. To be eligible for the Company’s discretionary matching contributions, participants must be employed at year-end. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan excludes from participation, among others, certain nonresident aliens with no income from sources within the United States of America, leased employees and self-employed individuals as defined in the Plan document.
Contributions
Participants are able to contribute to the Plan up to 100% of their annual compensation as defined in the Plan, subject to certain limitations as determined by the Internal Revenue Service. The Company, the Plan’s sponsor, may provide a discretionary matching contribution and also a discretionary profit sharing contribution to the Plan. During 2008 and 2007, the Company provided a discretionary matching contribution of 50% of participant contributions up to 6% of the participant’s salary.
Rollovers from other qualified plans are permitted. Catch-up contributions, as defined in the Plan, are permitted for eligible participants age 50 or older.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings from the participant’s investment accounts.
Vesting
Participants are fully vested in their voluntary contributions. Discretionary matching and profit sharing contributions vest on a five-year graded schedule based upon the participant’s length of service to the company.
Investment Options
Participants may direct the investment of their contributions into various investment options offered by the Plan.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 – DESCRIPTION OF THE PLAN (CONTINUED)
Loans
Participants may borrow up to 50% of their vested account balance. The total of all loans for each participant may not exceed $50,000. The loans are secured by the balances in the participants’ accounts and bear interest at a rate commensurate with market rates for similar loans, as defined in the Plan. Principal and interest payments are automatically deducted from participants’ semi-monthly payroll checks from the Company.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments of such vested interest. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may elect to defer payment for vested amounts greater than $1,000.
Forfeitures
On termination of service, unvested balances are transferred to a forfeiture account. The balance of the forfeiture account from all participants may be used to pay administrative expenses of the Plan. Any part of the forfeiture account that is not used to pay expenses will be allocated among active participants in the form of matching and/or profit sharing contributions. For the years ended December 31, 2008 and 2007, forfeited non-vested amounts totaled $26,633 and $30,094, respectively.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Investments
Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Expenses
Administrative expenses of the Plan are generally paid by the Company, the Plan sponsor. Investment expenses are paid by the Plan and included in net appreciation (depreciation) in fair value of investments. The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged.
Changes in Accounting Principles
Effective January 1, 2008, the Plan adopted FASB Statement No. 157, “Fair Value Measurements” (SFAS 157), which provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, SFAS 157 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. The adoption of SFAS 157 did not have a material impact on the Plan’s 2008 financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 – INVESTMENTS
The following presents the Plan’s investments as of December 31 that represent 5% or more of the Plan’s net assets available for benefits:

	2008	2007

Putnam Money Market Fund	$1,628,378	$1,687,616

Mutual Funds:
American Funds Growth Fund of America	2,772,543	*
American Funds EuroPacific Growth Fund	1,789,621	*
T. Rowe Price Equity Income Advisor Fund	1,617,578	*
Oppenheimer Strategic Income Fund	1,103,464	*
Lord Abbett Small Cap Value Fund	990,646	*
Putnam International Equity Fund	—	1,837,978
Putnam Fund for Growth and Income	—	1,662,890
Putnam Voyager Fund	—	1,536,678
Putnam New Opportunities Fund	—	1,347,938
Putnam Diversified Income Trust	—	1,267,023

Company Common Stock	2,105,291	2,012,895

*	less than 5% threshold
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Company Common Stock	$56,571	$443,372
Mutual Funds	(6,686,352)	(757,752)

Net depreciation in fair value of investments	$(6,629,781)	$(314,380)

NOTE 4 – FEDERAL INCOME TAX STATUS
The Company adopted a Prototype Non-Standardized 401(k) and Profit Sharing Plan with a cash or deferral arrangement, which received a favorable determination on August 9, 2002 from the Internal Revenue Service (the IRS). The Plan has since been amended and on February 18, 2009, the Plan received a determination letter from the IRS stating that the Plan, as amended through December 31, 2008, continues to qualify under applicable sections of the Internal Revenue Code; therefore, the Plan remains qualified and is exempt from taxation.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 5 – RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$16,883,748	$20,190,653
Accrual for participants’ contributions receivable	(5,000)	(76,696)
Accrual for employer contributions receivable	(930,873)	(842,973)
Accrual for refunds of excess contributions	9,821	3,696

Net assets available for benefits per Form 5500	$15,957,696	$19,274,680

The following is a reconciliation of total contributions per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Total contributions per the financial statements	$3,779,044	$3,935,736
Accrual for participants’ contributions receivable	(5,000)	(76,696)
Prior year accrual for participants’ contributions receivable	76,696	—
Accrual for employer contributions receivable	(930,873)	(842,973)
Prior year accrual for employer contributions receivable	842,973	833,355

Total contributions per Form 5500	$3,762,840	$3,849,422

The following is a reconciliation of total deductions per the financial statements to the total expenses per the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Total deductions per the financial statements	$970,743	$1,039,801
Accrual for refunds of excess contributions	(9,821)	(3,696)
Prior year accrual for refunds of excess contributions	3,696	85,458

Total expenses per Form 5500	$964,618	$1,121,563

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6 – RELATED PARTY TRANSACTIONS
The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
NOTE 7 – RETIRED AND SEPARATED PARTICIPANTS
At December 31, 2008 and 2007, asset allocations to retired and separated participants, which are included in the Statements of Net Assets Available for Benefits, are $1,744,149 and $2,064,575, respectively.
NOTE 8 – FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted the provisions of FASB Statement No. 157, “Fair Value Measurements” (SFAS 157) for financial instruments. SFAS 157 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value and requires expanded disclosures about fair value measurements. The adoption of SFAS 157 did not have a material impact on the Plan’s financial condition or changes in net assets; however, the additional disclosures required by SFAS 157 are presented below.
The SFAS 157 hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:
Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs other than Level 1 quoted prices that are directly or indirectly observable; and
Level 3 – unobservable inputs that are not corroborated by market data.
In October 2008, the FASB issued Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 to financial assets for which an active market does not exist. Specifically, FSP 157-3 addresses the following SFAS 157 application issues: (1) how a reporting entity’s own assumptions should be considered in measuring fair value when observable inputs do not exist; (2) how observable inputs in inactive markets should be considered when measuring fair value; and (3) how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. FSP 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS 157 and was effective upon issuance. Adoption of FSP 157-3 did not materially affect the Plan’s methodology for determining Level 3 values as discussed below.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 8 – FAIR VALUE MEASUREMENTS (CONTINUED)
The Plan evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires highly subjective judgments as to the significance of inputs used in determining fair value and where such inputs lie within the SFAS 157 hierarchy.
As of December 31, 2008, the Plan held certain assets that are required to be measured at fair value on a recurring basis.  These financial assets were as follows:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Balance

Assets

Cash	$1,279	$—	$—	$1,279
Money market fund (1)	1,628,378	—	—	1,628,378
Mutual funds (1)	11,847,938	—	—	11,847,938
Company stock (2)	2,105,291	—	—	2,105,291
Participant loans (3)	—	—	374,810	374,810

Total	$15,582,886	$—	$374,810	$15,957,696

(1)	Valued at the net asset value as reported on the active market of shares held by the Plan at year end.

(2)	Valued at the closing price reported on the NASDAQ Stock Market.

(3)	Valued at amortized cost, which approximates fair value.
The table below provides a reconciliation of the beginning and ending balances of the Plan’s participant loans measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Participant Loans

Balance on January 1, 2008	$410,872

Transfers to (from) Level 3	—
Realized gains (losses)	—
Unrealized gains (losses)	—
Purchases, sales, issuances and settlements, net	(36,062)

Balance on December 31, 2008	$374,810

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 9 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions.
NOTE 10 – RISKS AND UNCERTAINTIES
The Plan, as directed by participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
NOTE 11 – SUBSEQUENT EVENT
Effective January 1, 2009, the Martek Biosciences Boulder Corporation 401(k) Retirement Savings Plan (the Boulder Plan) was merged with the Plan. As such, assets totaling $1,555,798, formerly held in the Boulder Plan, became assets of the Plan on the effective date. In addition, employees who formerly participated in the Boulder Plan became eligible to participate in the Plan on the effective date.
Effective January 1, 2009, several amendments were made to the Plan. Such amendments were the exclusion of certain types of bonuses from the compensation eligible for Plan contributions, the limitation on eligible participants to employees who are scheduled to work at least 1,000 hours during the calendar year, and the authorization of salary reduction contributions to be based on either a stated dollar amount or a percentage of compensation. Management believes that the Plan, amended as of January 1, 2009, remains qualified, and therefore, the Plan remains exempt from taxation.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2008
EIN #52-1399362
Plan #001

Identity of Issue, Borrower, Lessor or Similar Party	Fair Value

Cash	$1,279

* Putnam Money Market Fund	1,628,378

Mutual Funds:
American Funds Growth Fund of America	2,772,543
American Funds EuroPacific Growth Fund	1,789,621
T. Rowe Price Equity Income Advisor Fund	1,617,578
Oppenheimer Strategic Income Fund	1,103,464
Lord Abbett Small Cap Value Fund	990,646
Vanguard 500 Index Trust Fund	779,407
Pimco Total Return Fund	677,139
* Putnam Mid Cap Value Fund	571,167
MSIF Trust Mid Cap Growth	462,434
CRM Mid Cap Value Fund	406,024
ING Global REIT Fund	18,140
Lazard Emerging Markets Portfolio	12,505
T. Rowe Price Retirement Income Fund	14,193
T. Rowe Price Retirement 2005 Fund	48,584
T. Rowe Price Retirement 2010 Fund	61,353
T. Rowe Price Retirement 2015 Fund	177,520
T. Rowe Price Retirement 2020 Fund	34,722
T. Rowe Price Retirement 2025 Fund	47,887
T. Rowe Price Retirement 2030 Fund	90,460
T. Rowe Price Retirement 2035 Fund	63,443
T. Rowe Price Retirement 2040 Fund	19,999
T. Rowe Price Retirement 2045 Fund	85,525
T. Rowe Price Retirement 2050 Fund	3,584

* Company Common Stock	2,105,291

Participant loans, interest rate 4.00% to 8.25%, various maturities	374,810

Total investments	$15,957,696

*	Represents a party-in-interest to the Plan.

Exhibits
The following exhibit is attached to this Annual Report on Form 11-K.

Exhibit
Number	Description of Exhibit
23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTEK BIOSCIENCES CORPORATION 401(k) RETIREMENT SAVINGS PLAN
By:	/s/ Peter L. Buzy
	Name:	Peter L. Buzy
	Title:	Trustee
Date: June 29, 2009

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm